INFONOW CORPORATION AND SUBSIDIARIES
 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Auditors                                       F-2

Consolidated Balance Sheets -- December 31, 1997 and 1996            F-3

Consolidated Statements of Operations for the years ended
   December 31, 1997 and 1996                                        F-4

Consolidated Statements of Stockholders Equity for the years ended
   December 31, 1997 and 1996                                        F-5

Consolidated Statements of Cash Flows for the years ended
   December 31, 1997 and 1996                                        F-6

Notes to Consolidated Financial Statements                           F-7




INDEPENDENT AUDITOR'S REPORT


Board of Directors
InfoNow Corporation and Subsidiaries
Denver, Colorado


We have audited the accompanying consolidated balance sheets of INFONOW CORPORATION and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InfoNow Corporation and subsidiaries, as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As discussed in Note 11 to the financial statements, the Company has experienced recurring losses from operations which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HEIN + ASSOCIATES LLP


Denver, Colorado
February 13, 1998
                                F-2




              INFONOW CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED BALANCE SHEETS
      (US Dollars in Thousands, except per share information)

                                                     December 31,

ASSETS                                               1997      1996
                                                     ----      ----
Current Assets:
   Cash and equivalents                          $    325   $ 2,050
   Accounts receivable                                177       161
   Prepaids and other current assets                   20        99
                                                 --------   -------
      Total current assets                            522     2,310

Property and equipment, net                           647       693
Capitalized software development costs, net
   of accumulated amortization of $384
   and $141 in 1997 and 1996 repectively              146       363
Goodwill, net of accumulated amortization
   of $108 in 1996                                      -       913
Other assets and deferred charges                       9        11
                                                  -------    ------
   Total Assets                                   $ 1,324   $ 4,290
                                                  =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Notes payable - current portion                $   209   $   210
      Convertible notes payable to related party        -       100
      Accounts payable and accrued expenses           402       412
      Unearned revenue and prepaid service fees       263       228
      Deferred compensation                             5        76
                                                  -------   -------
         Total current liabilities                    879     1,026

NOTES PAYABLE, net of current portion                  47        92

COMMITMENTS AND CONTINGENCIES
    (Notes 10 and 11)

STOCKHOLDERS' EQUITY
   Preferred stock, $.001 par value; 1,962,335
      shares authorized, none issued or outstanding     -         -

   Common stock, $.001 par value; 15,000,000
      shares authorized, 5,364,179 and 5,515,164
      issued and outstanding at December 31, 1997
      and 1996 respectively                             5         6

      Additional paid-in capital                   21,904    22,316
      Accumulated deficit                         (21,511)  (19,150)
                                                  --------  --------
      Total stockholders' equity                      398     3,172
         Total Liabilities and Stockholders'      --------  --------
            Equity                                $ 1,324   $ 4,290
                                                  =======   ========

  The accompanying notes are an integral part of these financial statements

                                    F-3


                  INFONOW CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF OPERATIONS
            (US Dollars in Thousands, except per share information)

                                      For the Years Ended December 31,
                                                       1997      1996
                                                       ----      ----
SALES                                              $  1,053   $ 1,124

OPERATING EXPENSES:
   Cost of sales and direct project related costs     1,501       732
   Selling and marketing                                575       231
   General and administrative                           965     1,772
   Impairment of long-lived assets                     (363)    1,540
                                                    -------   -------
   Total operating expenses                           2,678     4,275
                                                    -------   -------

Loss from operations                                 (1,625)   (3,151)

OTHER INCOME (EXPENSE):
    Gain (Loss) on disposition of assets                  2       (15)
     Interest income                                     40        13
     Interest expense                                   (26)      (34)
                                                     ------     -----
                                                         16       (36)

Loss from continuing operations                      (1,609)   (3,187)

Discontinued operations
   Income from operations of Cimarron Int'l              86        95
   Loss on disposal of Cimarron                        (838)        -
                                                    -------   -------
Net loss                                            $(2,361)  $(3,092)
                                                    ========  ========

Basic and Diluted EPS per common share:
   Continuing operations                            $ (0.30)  $ (0.89)
   Discontinued operations                            (0.14)     0.03
                                                    --------  -------
Net loss                                            $ (0.44)  $ (0.86)
                                                    ========  ========

  The accompanying notes are an integral part of these financial statements

                                  F-4



                   INFONOW CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS
                          OF STOCKHOLDERS' EQUITY
               For the Years ended December 31, 1997 and 1996
           (US Dollars in Thousands, except per share information)

                                                   Additional
                                 Common Stock        Paid-in      Accumulated
                               Shares     Amount     Capital       Deficit
                             ---------   --------    --------     -----------
BALANCES, January 1, 1996    3,183,567   $     3     $ 19,478      $ (16,058)

 Issuance of common stock
in conjunction with the
exercise of employee stock
options                         15,708         -           20              -

 Issuance of common stock
in conjunction with the
exercise of warrants           469,554         -          188              -

 Return of common stock
to treasury from escrow,
subsequently retired           (92,000)        -           -               -

 Non-cash charge related
to the issuance of
warrants to purchase
115,000 shares of common
stock to ESRI                        -         -         253              -

 Common stock issued to
three officers of the
Company valued at $1.12
per share in exchange
for $95,000 cash, and
$93,000 in deferred
salaries and expenses         167,112          -         188              -

 Common stock valued at
$1.40 per share for cash
in December 1996 private
placement net of cash
offering costs of
$57,868. Includes 50,000
shares issued to
placement agent as
compensation for
services rendered in
placement                    2,045,273         2      2,712              -

 Shares retired in
conjunction with sale of
Navigist, Inc.                (274,050)        -      (523)              -


 Net loss                             -        -         -          (3,092)


 BALANCES, December 31,
 1996                         5,515,164   $    5   $ 22,316       $(19,150)

 Issuance of common
stock in conjunction
with the exercise of
employee stock options            2,819        -         4              -

 Retirement of common
stock                          (153,804)       -      (364)             -

 Offering costs and
expenses for
December 6, 1996 private
placement                             -        -      (55)             -

  Non-cash charge
related to the issuance
of options to purchase
common stock issued to a
consultant to company                 -        -        3              -

 Net loss                             -        -        -         (2,361)

 BALANCES, December 31,
1997                           5,364,179    $  5   $ 21,904     $(21,511)
                               =========    ====   ========     =========

 The accompanying notes are an integral part of these financial statements

                                   F-5



                 INFONOW CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (US Dollars in Thousands)

                                          For the Years Ended December 31,
                                                1997            1996
                                                ----            ----
CASH FLOWS USED IN OPERATING ACTIVITIES:


 Net loss                                $   (2,361)       $   (3,092)

 Adjustments to reconcile
net loss to net cash used
in operating activities:

 Depreciation and
amortization                                   619                508

 Loss on disposal of
business segment                               838                  -

 Impairment of long-lived
asset                                         (363)             1,540

 Loss on disposal of
property and equipment                          (1)                15


 Compensation expense
recognized in connection
with stock option and
warrant issuances                                3                  -


 Other                                           -                 (8)


Changes in operating assets
and liabilities:
 Accounts receivable                           (74)               204
 Other current assets                          137                (64)
 Other assets and deferred charges               2                 (8)

 Accounts payable and
other liabilities                              (57)               365
 Unearned revenues                              52                175
    Net cash used in                        ------             -------
operating activities                        (1,205)              (365)


 INVESTING ACTIVITIES:
  Purchase of property and equipment          (134)              (693)
 Disposition of subsidiaries                    85                (97)
 Acquisition of geographic data               (180)                 -
 Additions to capitalized software             (26)              (250)
 Proceeds from sale of property
  and equipment                                  6                  2
                                             -----              -----
    Net cash flows used in
      investing activities                   (249)             (1,038)

FINANCING ACTIVITIES:
 Net proceeds from issuance of
   common stock                               (55)              2,809
 Proceeds from exercise of
   options and warrants                         4                 209
 Proceeds from notes payable                    -                 417
 Proceeds (payment) of related
   party note                                (100)                100
 Principal payments on
    debt obligations                         (120)               (314)
      Net cash provided by                  -------            -------
      (used in) financing activities         (271)              3,221

 Net increase (decrease)
    in cash and equivalents                (1,725)              1,818
                                          --------            -------
 CASH AND EQUIVALENTS,
   beginning of period                      2,050                 232
                                          --------            -------
 CASH AND EQUIVALENTS, end of period      $   325             $ 2,050


  The accompanying notes are an integral part of these financial statements

                                    F-6


Note 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization and Business Activity
   The Company was incorporated under the laws of the State of Delaware on October 29, 1990, and was initially focused on the sale of software through the use of encrypted CD-ROM technology. In 1995, the Company fundamentally changed its business and began developing its FindNow system to provide referral management services to large corporate clients which can be deployed through their Internet sites and call centers via the Internet or private frame relay connection. The Company ceased selling software using encrypted CD-ROM technology in September 1995.

As part of its strategy, the Company acquired Cimarron
International, Inc. ("Cimarron") and Navigist ("Navigist") in 1995 in order to utilize resources and capabilities of these companies to complete the Company's change in strategic direction as well as to provide an operating infrastructure and revenues as the Company completed its transition. The Company sold Navigist on December 13, 1996, and completed the sale of Cimarron on December 11, 1997. A full discussion of the sale of these two subsidiaries is contained in "Note
2. Discontinued Operations" of these financial statements.

b. Basis of Presentation
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Revenue Recognition
   The Company derives revenue by providing implementation and hosting services for its FindNow service. Prior to its divestiture of Cimarron and Navigist, the Company also generated revenues from several other sources including the production of Multimedia and 35mm slide presentations, and the provision of network engineering and consulting services.

   The Company recognizes revenue using the percentage-of-completion method on its FindNow implementations. Revenues are recognized based on labor costs incurred and total expected labor costs as well as engineering estimates of percent complete. Revenue is recognized upon completion, delivery and acceptance by the customer for design and imaging services as such services are of short duration from order to completion. For certain projects, the Company invoices for work yet to be performed. These prebillings, together with cash received prior to performing services, are reflected as unearned revenue and prepaid service fees in the accompanying balance sheets.

d. Property and Equipment
   Property and equipment are stated at cost. Replacements, renewals and improvements are capitalized and costs for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

e. Consolidation
As of December 31, 1997, the financial statements include all accounts of InfoNow Corporation. The operating results of Cimarron are included through December 11, 1997 and the operating results of its former subsidiary, Navigist, were included through December 13, 1996. All significant intercompany accounts and transactions have been eliminated in consolidation.

f. Software Development Costs
In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86"), software development costs, which consist primarily of salaries and related costs, purchased software, contract labor costs and other direct expenses, are expensed as research and development costs prior to the establishment of technological feasibility. Technological feasibility for the Company's software products is generally based upon achievement of a detailed program design free of high risk development issues. After technological feasibility is established for a product, all software development costs are capitalized until the product is ready for delivery. Subsequent software maintenance costs are expensed as operating costs as incurred. Amortization of capitalized computer software cost is provided on a product-by-product basis at the greater of the amount computed using the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or the straight line method over the remaining useful economic life of the product (generally for two years). Approximately $529,981 in software development costs have been capitalized in conjunction with the development of the Company's FindNow system at December 31, 1997, including a $253,382 non-cash provision related to the fair value of options issued to ESRI (Note 8). The Company amortized $243,583 and $140,871 of these capitalized costs for the years ended December 31, 1997 and 1996, respectively.

g. Research and Development Costs
The Company's current research and development efforts are influenced significantly by customer requirements. New features are customized initially for delivery to a single customer and then incorporated into future versions of its service. As a result, all development costs were recorded as cost of sales and the Company did not record any research and development expense in 1997 or 1996.

h. Goodwill
The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" ("SFAS 121") for its fiscal year ended December 31, 1995, for the purpose of evaluating its long lived assets which consist principally of goodwill. The Company evaluates its goodwill at each financial reporting date to determine if events or circumstances indicate that an impairment has occurred. In accordance with SFAS 121, management has estimated expected future undiscounted cash flows from identified assets and compared those values to the related carrying value of those assets to determine if an asset impairment has occurred. During 1996, as a result of its review of long-lived assets as required by SFAS 121, the Company took a non-cash charge against operating results in the amount of $1,539,806 as a write down of all goodwill related to its acquisition of Navigist, Inc. The Company sold this subsidiary on December 13, 1996.

During 1997, the Company sold Cimarron resulting in a write-off of all goodwill related to its acquisition in the amount of $861,921. The Company no longer carries any goodwill or records any related to amortization as a result of this transaction.

i. Cash and Cash Equivalents
   For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

j. Net Loss Per Common Share
The loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (FAS 128). FAS 128 replaced the presentation of primary and fully diluted earnings (loss) per share (EPS) with a presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing the income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Basic and Diluted EPS were the same for 1997 and 1996 because the Company had losses from operations and therefore, the effect of all potential common stocks was anti-dilutive.

Options to purchase 1,478,579 shares of common stock, and warrants to purchase, 2,033,888 shares of common stock were outstanding at December 31, 1997. See Note 8, Stockholders' Equity, for a detailed discussion of the options and warrants issued by the Company.

k. Stock Compensation Expense.
   The Company records its stock compensation expense in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires all companies to adopt a fair value based method to measure compensation cost of issued stock options and similar instruments issued to employees using a Black-Scholes model or other comparable method. The Company has elected an option under SFAS 123 that allows a Company to continue to recognize compensation cost for employees in accordance with the guidance in APB No. 25 and disclose the proforma results of operations as if SFAS 123 been applied to the financial statements. Transactions in which the Company issues stock options or other equity instruments to acquire goods or services from nonemployees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

l. Impact of recently issued accounting standards.

   Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" and Statement of Financial Accounting Standards 131 "Disclosures About Segments of an Enterprise and Related Information" were recently issued. Statement 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. Statement 131 supersedes Statement of Financial Accounting Standards 14 "Financial Reporting for Segments of a Business Enterprise," Statement 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. Statement 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Statements 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Because of the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, the standards may have on the future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

m. Reclassifications
   Certain amounts in the prior year financial statements have been reclassified to conform with the current year classifications. Such reclassifications had no effect on net loss.

Note  2.  DISCONTINUED OPERATIONS

a. Cimarron International, Inc.
   On December 11, 1997, the Company sold the operations of its wholly-owned subsidiary, Cimarron International, Inc. ("Cimarron"), to Cimarron Dog and Pony, Inc. ("Dog and Pony") through an asset sale for total proceeds of $85,000 in cash. After execution of this transaction, the Company ceased all operations of Cimarron and liquidated the subsidiary on December 19, 1997.

As part of the sale transaction, the Company executed an agreement which provides that Dog and Pony shall pay 25% of all quarterly gross profits in excess of $116,500 to the Company until the earlier of: (i) March 31, 2001, or (ii) until payments total $100,000. Dog and Pony is owned by a director of the Company and the former owner of Cimarron prior to its acquisition by the Company in 1995.

The results of Cimarron's operations have been classified as discontinued operations in the accompanying financial statements. The recorded loss on the sale includes a non-cash charge to impairment of goodwill of $861,921. Cimarron recorded sales of approximately
$852,000 during its 1997 fiscal year prior to its sale on December 11, 1997 and $1,082,000 in 1996.

b.  Navigist, Inc.

   On December 13, 1996, the Company sold all the common shares of Navigist to VDC Paradigms, Inc., which is owned by two of the principal operating managers of Navigist. The Company received 274,050 shares of InfoNow common stock and the surrender of notes held by the buyers amounting to $27,940 in consideration for the sale of Navigist. As part of the transaction, the Company also made a cash payment of $97,000 to the buyers, canceled all intercompany balances owed by Navigist to InfoNow and Cimarron International, Inc., amounting to approximately $490,400 and forgave a note owed by Navigist to InfoNow in the amount of $142,500. In addition, the Company also retired the remaining notes payable, amounting to $22,060 issued in the original acquisition of Navigist by the Company in August 1995 in order to facilitate the completion of the transaction.

c.  Unaudited Pro Forma Financial Information

   The following pro forma information for the years ended December 31, 1997 and 1996 assumes that the disposition of Navigist and Cimarron took place on January 1, 1996. As the results presented are prepared on a pro forma basis, they do not necessarily represent what the Company's results would actually have been if such transactions had in fact occurred on that date. The consolidated financial statements of the Company for the year ended December 31, 1996, include a provision of $1,539,806 for the impairment of goodwill relating to the acquisition of Navigist.

                                 1997          1996
                 (In thousands, except per share amounts)
    Revenues                    $1,053         $345
    Net loss                    (1,547)      (1,181)
    Net loss per share          $(0.29)      $(0.34)

Note 3.  INCOME  TAXES
   The Company accounts for its tax liabilities in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are then reduced by a valuation allowance for amounts which do not satisfy the realization criteria of SFAS 109.

At December 31, 1994, the Company had a net operating loss carryforward for income tax purposes of approximately $14,350,000. Because the Company experienced a significant change in control and substantially changed its business on May 22, 1995 as described in
Note 1, the Company believes that, under current tax regulations, the utilization of tax loss carryforwards will be limited to loss carryforwards generated after May 23, 1995, which amount to approximately $5,935,000 as of December 31, 1997.



The significant components of the net deferred tax asset consist of the following:

                                                    December 31,
                                                 1997          1996
                                                   (In thousands)
Capitalized software                     $   (54)      $   (40)
Net operating loss carryforwards           2,200           706
Deferred compensation                          2            28
                                         _______       _______
Deferred tax asset, net                    2,148           694
                                         -------       -------
Less - valuation allowance                (2,148)         (694)
                                         $    --       $    --
                                         =======       =======

   The benefits of the Company's net operating loss carryforwards and other temporary differences as of December 31, 1997 and 1996, do not satisfy the realization criteria set forth in SFAS No. 109 and accordingly, the Company has recorded a valuation allowance for the entire net deferred tax asset. The valuation allowance increased by $1,453,000 due to the current year loss.

Note 4.  PROPERTY AND EQUIPMENT
Property and Equipment consist of the following:
                                                   December 31,
                                                 1997      1996
                                                  (In thousands)
Computer equipment                           $   773     $   763
Furniture and fixtures                            90         110
Computer software and geographic
  data licenses                                  334         167
                                              -------    -------
                                               1,197       1,040
Less accumulated depreciation
  and amortization                              (550)       (347)
                                              -------     -------
Property and equipment, net                  $   647      $  693
                                             ========     =======

   In connection with the sale of Cimarron International (Note 2), the Company sold and wrote-off certain property which resulted in the reduction of approximately $119,919 of property cost and $76,946 of accumulated depreciation in 1997.


Note 5. LONG TERM DEBT

a.  Summary of Long Term Debt
                                                              December 31,
                                                           1997          1996
                                                             (In Thousands)
Term loan payable to a bank, collateralized by all
property and equipment, bearing interest at prime
plus 1.25% (total of 9.75% at 12/31/97) due in
monthly installments of $3,817 to December 1999.         $  81       $   117

Capital lease obligation bearing interest rate at 15%,
due in monthly installments of $497 to November 1999,
collateralized by equipment under the lease.                10            14

Non-interest bearing short term obligation payable
to ESRI in connection with development of FindNow
system, without collateral. This obligation is currently
in dispute andthe payment date, if any, has not been
determined.  See Note 6.                                   150           150

Promissory note payable to officer of Company,
collateralized by all accounts receivable, bearing interest
at prime plus 2.75% (total of 11.25% at 12/31/96), interest
only payments due monthly, principal paid in full during
1997.  Convertible into 33,333
 shares of common stock.                                     -           100

Notes payable to suppliers, at varying interest
 rates and maturities ranging from January 1997
to June 2000                                                15            21
                                                         -----         -----
                                                           256           402

Less current portion                                      (209)         (310)
                                                         ------       ------
Long-term portion                                        $   47       $   92
                                                         ======       ======


b.  Maturities of Long Term Debt

   Future minimum lease payments under capital leases and annual maturities of other long-term debt at December 31, 1997 are as follows:

                       Year ending December 31,
                      1998                 $    209
                      1999                       47
                                          ---------
                                          $     256
                                          =========

   The Company paid $26,000 and $34,000 for interest during the years ended December 31, 1997 and 1996 respectively, including $6,000 and $14,000 paid to related parties in the years ended December 31, 1997 and 1996, respectively.

Note 6.  SUPPLEMENTAL CASH FLOW INFORMATION

   The Company had the following significant non-cash transactions:

   During 1997, the Company completed a non-cash transaction in which the Company financed its Directors and Officers insurance premium with a note from AFCO Credit Corporation ("AFCO") for approximately $61,000. The Company also completed a non-cash transaction in which the Company financed the purchase of certain computer equipment with a note from Sun Microsystems Finance for approximately $13,000.

   During 1996, the Company completed a non-cash transaction with Environmental Research Institute, Inc. ("ESRI"), in which the Company received computer equipment and software licenses from ESRI in exchange for an obligation. The remaining obligation, amounting to $150,000, as of December 31, 1996 and 1997, has been recorded in the notes payable-current portion caption on the balance sheets. This obligation is currently in dispute as the Company believes that certain requirements of the original agreement have not yet been met. The Company also recorded a non-cash charge of $253,000 related to a warrant to purchase 115,000 common shares of the Company stock issued to ESRI in accordance with the guidance of SFAS 123. This charge was recorded as capitalized software and $53,000 and $126,000 of this charge was amortized in 1996 and 1997 respectively. The Company also issued 167,112 shares of common stock in exchange for cash and cancellation of $143,000 in current liabilities (Note 8).

Note 7.  RELATED PARTY TRANSACTIONS
   On March 29, 1996, the Company executed a promissory note to the Chief Financial Officer of the Company in the amount of $100,000 collateralized by all the receivables of the Company. The note was due in March 1997 bearing interest at prime plus 2.75 percent. The note was subsequently extended to June 30, 1997, and was then paid on June 30, 1997.

   In a separate transaction, a vice-president of the Company advanced $50,000 to the Company as a short term non-interest bearing loan. On September 13, 1996, this loan was exchanged for 44,444 shares of common stock valued at $1.12 per share.

Note 8.  STOCKHOLDERS' EQUITY

a.  Preferred Stock
   Shares of preferred stock may be issued from time to time in one or more series, with the rights and powers of each series set by the Board of Directors. Of the 1,962,335 authorized shares, 213,483 have been designated as Series A Convertible Preferred Stock.

   The Series A Convertible Preferred Stock is convertible to common at the rate of four shares of common for one share of preferred. The Series A Convertible Preferred Stock has a liquidation value of $1.593 per share and the holders have voting rights on an as-converted basis. No preferred stock was outstanding as of December 31, 1997 or 1996.

b. Significant Equity Transactions
   On March 18, 1997, the Company retired 153,562 shares of the Company's stock in exchange for modifications to the provisions of an agreement with a former officer and director of the Company. The returned shares were valued at $2.38, which represented the approximate fair value of the stock at the transaction date. The gain was recorded as a reduction of impairment of long-lived assets.

   On December 6, 1996, the Company completed a private placement of 1,995,273 Units at $1.40 per Unit, each Unit consisting of one share of Common Stock, par value $.001 per share (the "Shares"), and one share purchase warrant (the "Warrants"). Two warrants entitle the holder to acquire one additional share of Common Stock at $1.40 per share (the "Warrants") during the eighteen (18) month term of the Warrant.

   Total gross proceeds from the sale of Units were $2,793,000. Total cash commissions paid or to be paid in conjunction with the placement amounted to $50,000. In addition, 50,000 shares of common stock were issued to Haywood Securities for corporate financial services rendered in conjunction with the private placement. The Company also issued 305,000 warrants to purchase common stock at $1.40 per share and expense reimbursements amounting to $15,000 will be paid to two parties which facilitated the sale of the Units in conjunction with the placement.

   On September 13, 1996, the Company completed a private placement of common shares to three officers of the Company in which the Company issued 167,112 shares of common stock valued at $1.12 and granted warrants to purchase 83,556 shares at $1.50 per share, exercisable until September 13, 1998. In consideration for these shares, the three officers provided $45,000 in cash and reduced obligations owed to them including a $50,000 short term advance and $93,000 in deferred salaries and other expenses.

   In conjunction with the Company's initial public offering, the Company's common shareholders agreed to escrow a portion of their holdings amounting to 92,000 shares. The escrowed shares would be released to the stockholders in the event certain conditions were met by February 7, 1996. None of the stated conditions were met at that date and as a result, all escrowed shares were forfeited and returned to authorized, but unissued common shares.


c. Stock and Warrant Compensation
   The Company applies APB Opinion No. 25 and related interpretations in accounting for options and warrants issued to employees. Accordingly, no compensation cost has been recognized for issuances of options and warrants to employees at exercise prices not less than the market value of the Company's common stock on the grant dates. Had compensation cost for the Company's plans been determined consistent with FASB Statement No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                      1997          1996
                        (In thousands, except per share amounts)
Net Loss                 As Reported      $(2,361)   $(3,092)
                         Pro Forma         (2,962)    (3,474)
Primary Earnings
Per Share                As Reported     $  (0.44)   $ (0.86)
                         Pro Forma       $  (0.55)   $ (0.97)

The fair value of each grant was determined using the Black-Scholes option pricing model with the following assumptions used for grants for 1997 and 1996: risk free interest rate of 6.50%; no expected dividend yield; expected lives of 5 years or the contractual term of the option or warrant, whichever is less and assumed volatility of approximately 242% and 133% in 1997 and 1996, respectively. The weighted average contractual term of the options was 10 years compared to a weighted average expected term of 5 years.

During 1996, the Company capitalized $253,000 into software development costs related to the issuance of warrants to ESRI in accordance with SFAS 123 which is being amortized over two years. The Company recorded $126,00 and $53,000 of amortization expense related to this charge for the year ended December 31, 1997 and 1996 respectively.

d. Stock Option Plan
   The Company has a Stock Option Plan (the "Plan") to provide officers and other key employees options to purchase shares of the Company's common stock. On March 28, 1997, the Board of Directors approved an increase in the amount of shares issuable under the plan from 1,000,000 to 1,700,000. Under the terms of the Plan, the Board of Directors may grant officers and key employees either "non-qualified" or "incentive stock options" as defined by the Internal Revenue Service code and regulations and may grant non-qualified options to non-employee directors. Under the terms of the Plan, the purchase price of the shares subject to an option will be the fair market value of the Company's common stock on the date the option is granted. If the grantee owns more than 10% of the total combined voting power or value of all classes of stock on the date of grant, the purchase price shall be at least 110% of the fair market value at the date of grant and the exercise term shall be up to five years from the date of grant. All other options granted under the Plan are exercisable up to 10 years from the date of the grant. Options issued under the Plan generally vest over a three year period.

A summary of the status of the Company's stock option plan as of December 31, 1997 and changes during the years ended on those dates is presented below:


                                 1997                           1996
                             ---------------------     ---------------------
                                           Weighted               Weighted
                                           -Average               -Average
Fixed                                      Exercise                Exercise
Options                       Shares         Price       Shares     Price
                              ------       --------     -------    --------
Outstanding at
 beginning of year           720,745       $  2.40       503,501   $  3.06
Granted                    1,606,281          1.59       474,842      2.25
Exercised                     (2,819)         1.30       (15,708)     1.30
Forfeited                   (845,628)         2.49      (241,890)     3.55
Outstanding at             ----------                   ---------
 end of year               1,478,579          1.47       720,745      2.40
Options exercisable at     =========                    ========
year-end                     770,978                     235,258
Weighted-average
   fair value                 $1.58                       $2.23
   of options
   granted during the year


The following table summarizes information about fixed stock options outstanding at December 31, 1997:

           Options Outstanding                             Options Exercisable
--------------------------------------------------------   --------------------
                               Weighted        Weighted-               Weighted
Range of         Number        Average         Average      Number     -Average
Exercise        Outstanding   Remaining        Exercise   Exercisable  Exercise
Prices          at 12/31/97  Contractual Life    Price    at 12/31/97    Price
 $.45 to 1.30     263,584       7.5 years        $  .95         107,542  $1.15
 1.40             811,993       9.8                1.40         430,365   1.40
 1.50 to 1.88     170,717       9.0                1.77         104,563   1.79
 1.91 to 2.56     232,285       8.4                2.09         128,508   2.14
                ---------                                       -------
  .45 to 2.56   1,478,579       9.1                1.47         770,978   1.54
                =========                                       =======

   In April 1997, the Board of Directors of the Company repriced the options held by certain employees. A total of 277,288 employee options ranging in exercise prices from $2.56 to $4.43 were repriced at $2.11 per share which approximated the estimated fair market value of the Company's common stock on the date of repricing.

   In October 1997, the Board of Directors of the Company issued to the President of the Company options to purchase 573,993 shares of the Company's common stock for $1.40 per share in exchange for the surrender of all current compensations-related options representing the right to buy 257,243 shares of the Company's common stock.

   In November 1997, the Board of Directors of the Company awarded options to a consultant as compensation for his services in locating additional sales personnel. A non-qualified option to purchase 7,500 shares of the Company's common stock was issued with an exercise price of $.453, which approximated the estimated fair market value of the Company's common stock on the date of issuance.

e. Stock Warrants
A summary of the status of the Company's Warrants as of December
31, 1997 and 1996 and changes during the years ended on those dates is presented below:

                               1997                       1996
                      -----------------------    -----------------------
                                     Weighted                   Weighted
                                     -Average                   -Average
                                     Exercise                    Exercise
Warrants               Shares          Price          Shares       Price
--------               ------        -------          -------     ------
Outstanding at
beginning of year    2,666,759         19.01         1,865,318    $ 26.88
Granted                      -             -         1,586,194      1.65
Exercised                    -             -          (469,554)      1.30
Forfeited             (632,871)        66.80          (315,199)      6.01
                     ----------       ------         ----------    ------
Outstanding at
end of year          2,033,888          4.14          2,666,759     19.01
                     =========        ======          =========    ======
Warrants
exercisable
 at year-end         2,029,167                        2,648,523
Weighted-average
 fair value of
 warrants granted
 during the year        -0-                              $0.88

The following table summarizes information about Warrants outstanding at December 31, 1997:

             Warrants Outstanding                          Warrants Exercisable
--------------------------------------------------------   --------------------
                              Weighted        Weighted-                Weighted
Range of         Number       Average          Average      Number     -Average
Exercise      Outstanding     Remaining        Exercise    Exercisable  Exercise
Prices        at 12/31/97   Contractual Life    Price      at 12/31/97    Price
 $.40 to .80       259,030        .4           $   .43       259,030    $   .43
 1.30 to 1.40    1,419,639        .6              1.39     1,417,278       1.39
 1.50 to 3.68      207,055       1.8              2.22       204,695       2.20
 4.25 to 121.13    148,164       1.6             39.66       148,164      39.66
                 ---------                     -------      ---------
  .40 to 121.13  2,033,888       1.3              4.14      2,029,167      4.15
                 =========                                  =========

   The Company completed an initial public offering (the "Offering") for 52,900 Units (the "Units") in March 1992. Each Unit consists of two shares of common stock, two redeemable Class A Warrants, and one redeemable Class B Warrant. The Class A and Class B Warrants are transferable separately. These warrants expired on February 6, 1997. The Company sold an option to purchase up to 4,600 units, at 140% of the initial public offering price, to the Underwriter for $115. These units are identical to the Units sold to the public, except that the Class A and Class B Warrants are not redeemable by the Company. Certain of these warrants contain ratcheting provisions within the warrants which act to protect the warrant holder from below market financings by the Company. These warrants expired on February 6, 1997.

Note 9.  BUSINESS SEGMENT INFORMATION

   After the sale of Cimarron on December 11, 1997, the Company now operates one business segment. The segment information presented below reflects continuing operations which contains the Company's FindNow business and the Internet consulting business of Navigist which was sold on December 13, 1996. Discontinued operations contains Cimarron's business presentation services which were sold on December 11, 1997.

                                                 1997          1996
                                             (US dollars in thousands)
  Continuing Operations:
        Sales (1)                          $   1,053        $   1,124
        Income (loss) from operations         (1,569)          (2,978)
          Identifiable Assets                  1,324            3,156

          Discontinued operations:
          Sales (2)                           $   852         $ 1,082
          Income (loss) from operations          (792)(3)        (113)
          Identifiable Assets                       -           1,135

(1) Intersegment sales are immaterial
(2) Includes charge for impairment of asset of $1,540,000 for impairment of long-lived asset and $290,000 operating losses from Navigist
(3) Includes charge to impairment of long-lived asset of $863,000

Note 10.  COMMITMENTS AND CONTINGENCIES
a. Operating Lease Commitments
   The Company has noncancelable leases for its facilities and certain office equipment. At December 31, 1997, the Company was obligated under non-cancelable operating leases for its office facilities and equipment as follows:

       Year ending
        December 31,           (In thousands)
          1998                   $  89
          1999                      41
                                 -----
                                 $ 130
                                 =====

   Rent expense related to operating leases was $124,000 and $201,000 for the years ended December 31, 1997 and 1996 respectively.

b. Contingent Issuance of Stock Options
   In connection with an employment agreement, the Company has agreed to grant additional options to purchase 10,000 shares of common stock in the first fiscal quarter in which the cumulative gross sales of the Internet Products Group is equal to or greater than $1,600,000. All of the awarded options will be issued at the fair market value on the date the option is earned and will vest over a 12 month period.

   A provision in the option agreement between the Company and the Company's President and CEO, provides for dilution protection. The agreement provides that additional options to purchase common shares shall be issued to Mr. Johnson equal to 10.7% of options exercised that were outstanding as of October 23, 1997.

On October 23, 1997, the Company entered into an agreement with Michael Johnson, President and Chief Executive Officer of the Company. This agreement expires on April 23, 1999, and provides compensation to Mr. Johnson in the event the Company is sold while he is President of the Company or within 120 days after Mr. Johnson ceases to be President. The compensation to be paid is based on a varying percentage of the transaction value ranging from 4% of transaction values to 12% of transaction values. No compensation will be paid for transactions valued less than $7.5 million.

Note 11.  RISKS AND UNCERTAINTIES

a. Credit Concentration and Dependence upon Certain Customers
   As of December 31, 1997, the Company had approximately 21 implemented long term service contracts for its FindNow service which contribute approximately equally to revenues. In addition the Company may perform specialized services on a contract basis which may account for a significant portion of the Company's revenue in a given period. In 1997, two customers accounted for 29% of the Company's total revenues. A single customer accounted for 16% of the Company's total revenue in 1996.

b. Continuing Operating Losses
   The Company has experienced recurring losses from operations since inception and incurred a net loss from continuing operations of $1,609,000 for the year ended December 31, 1997. Further, the Company required cash to fund operations of $1,205,000 and $365,000 for the years ended December 31, 1997 and 1996 respectively. The Company expects to continue to incur operating losses throughout the first half of 1998 due to the continued development, sales and administrative costs related to the development of its FindNow system. Although the Company believes that it has sufficient cash to operate its business during the next twelve months, the Company's continuing losses raise substantial doubt about the Company's ability to continue as a going concern because it has not yet demonstrated the ability to generate positive cash flows from operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets or the amount and classification of liability carrying amounts that might result should the Company be unable to continue as a going concern.

   In addition to current sales efforts, the Company is currently evaluating several other options to raise additional capital and is considering changes in its operations in the event that additional capital cannot be obtained externally. Options being considered include a small private placement, potential proceeds from the exercise of expiring "in-the-money" warrants, the sale-leaseback of certain owned equipment and reduction of operating costs of the Company.




INFONOW CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	F-7